ASE Confidential / Security-B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Exact name of registrant as specified in its charter)

Taiwan, Republic of China	001-16125	N.A.
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
Advanced Semiconductor Engineering Inc. 26 Chin Third Road Nantze Export Processing Zone Nantze, Kaohsiung, Taiwan Republic of China	N.A.
(Address of principal executive offices)	(Zip Code)

Joseph Tung, Chief Financial Officer 886-2-8780-5489
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Advanced Semiconductor Engineering, Inc. (“ASE”, “we”, “our”, “us”) is the world’s largest independent provider of semiconductor packaging and testing services based on 2013 revenues. Our services include semiconductor packaging, production of interconnect materials, front-end engineering testing, wafer probing and final testing services, as well as integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. We utilize gold, tantalum, tin and tungsten in certain of our activities.

Following a reasonable country of origin inquiry and due diligence on the sources of the gold, tantalum, tin and tungsten that we use, we are unable to determine the origin of all of these minerals in our products. A description of our reasonable country of origin inquiry and due diligence procedures is contained in our Conflict Minerals Report which we have filed as Exhibit 1.02 to this specialized disclosure report. The Conflict Minerals Report is also available at http://www.aseglobal.com/en/Csr/SupplyChain.asp. The website and information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

See Exhibit 1.02 to this specialized disclosure report, incorporated herein by reference.

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Registrant)

By:	/s/ Jason C.S. Chang		May 30, 2014
	Name:	Jason C.S. Chang	(Date)
	Title:	Chief Executive Officer